
03051732

UF 8-29-03

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

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PROCESSED
SEP 10 2003
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaplin-Mullaugh Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Beaver Street, P.O. Box 567
(No. and Street)

Sewickley (City) Pennsylvania (State) 15143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Chaplin, IV 412-741-6472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Mellon Center (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
AUG 28 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Chaplin, IV and Carol C. Mullaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaplin-Mullaugh Incorporated, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Debra S. Markovich, Notary Public
Sewickley Boro, Allegheny County
My Commission Expires Jan. 14, 2006
Member, Pennsylvania Association of Notaries

James C. Chaplin, IV Signature Carol C. Mullaugh

Chairman President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Chaplin•Mullaugh Incorporated:

In planning and performing our audit of the financial statements of Chaplin•Mullaugh Incorporated (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
July 18, 2003



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

The Board of Directors
Chaplin•Mullaugh Incorporated:

We have audited the accompanying statement of financial condition of Chaplin•Mullaugh Incorporated as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chaplin•Mullaugh Incorporated as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
July 18, 2003

CHAPLIN•MULLAUGH INCORPORATED

Statement of Financial Condition

June 30, 2003

Assets		
Cash and cash equivalents	$	290,005
Commissions receivable		18,020
Receivables from customers		3,564
Due from clearing organization		7,609
Deposit with clearing organization (note 2)		25,000
Furniture, fixtures and equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $44,123		6,308
Other assets		10,914
Total assets	$	361,420
Liabilities and Shareholders' Equity		
Bonuses payable	$	78,434
Accounts payable and accrued expenses		15,010
Deferred income taxes payable (note 5)		2,864
		96,308
Liabilities subordinated to the claims of general creditors (note 4)		125,000
Total liabilities		221,308
Shareholders' equity (note 6):		
Common stock, $1.00 stated value; authorized 10,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		50,000
Retained earnings		85,112
Total shareholders' equity		140,112
Total liabilities and shareholders' equity	$	361,420

See accompanying notes to statement of financial condition.

CHAPLIN•MULLAUGH INCORPORATED

Notes to Statement of Financial Condition

June 30, 2003

(1) Summary of Significant Accounting Policies

Chaplin•Mullaugh Incorporated (the Company) is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is exempt from Rule 15c3-3 under Section K2iiB as all customer transactions are cleared through another broker-dealer (Deutsche Bank Securities for the period from July 1, 2002 to September 30, 2002, and Pershing LLC for the period from October 1, 2002 to June 30, 2003). The following is a summary of significant accounting policies followed by the Company.

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Security Transactions

All security transactions are cleared through a correspondent on a fully disclosed basis. Security transactions are recorded on a settlement-date basis, generally the third business day after trade date. Recording these transactions on a settlement-date basis does not result in amounts that differ significantly from the amounts that would be recorded on a trade-date basis.

(c) Furniture, Fixtures, and Equipment and Leasehold Improvements

Furniture, fixtures, and equipment and leasehold improvements in excess of $4,000 are capitalized at cost. Depreciation of furniture, fixtures, and equipment and amortization of leasehold improvements are computed using the straight-line method over the estimated useful lives.

(d) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2) Deposit With Clearing Organization

Clearing services are provided to the Company under an agreement with a correspondent broker. The agreement requires that the Company deposit cash with the correspondent broker based on the volume of trading or nature of the securities cleared. At June 30, 2003, the amount on deposit was $25,000, earning interest at the current short-term government money market rate.

(3) Lease Commitments

The Company is committed to lease office space and certain furniture and equipment under operating lease agreements expiring on various dates through fiscal 2004. Minimum annual lease payments approximate

CHAPLIN•MULLAUGH INCORPORATED

Notes to Statement of Financial Condition

June 30, 2003

(4) Liabilities Subordinated to the Claims of General Creditors

Liabilities subordinated to the claims of general creditors amounting to $125,000 are for cash subordination loans from the shareholders of the Company. Three $25,000 loans, which were due to mature on August 31, 2002, and one $50,000 loan, which was due to mature on August 31, 2003, were renewed with maturity dates of August 31, 2003 and August 31, 2004, respectively. Interest on all subordinated loans is accrued monthly at an annual rate of 12%.

(5) Deferred Tax Liability

The tax effect of the temporary differences giving rise to the net deferred tax liability at June 30, 2002 is:

Deferred tax asset:		
State net operating loss carryforward	$	2,787
Less valuation allowance		(2,787)
Deferred tax asset		—
Deferred tax liabilities:		
Depreciation and amortization		2,864
Deferred tax liability		2,864
Net deferred tax liability	$	2,864

The Company has a state net operating loss carryforward of approximately $28,000, which will expire in the years 2005 through 2012. The valuation allowance was established due to the uncertainty of utilization of the state net operating loss carryforward. The net change in the total valuation allowance for the year ended June 30, 2003 was an increase of $117.

(6) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as defined. The National Association of Securities Dealers, Inc. may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At June 30, 2003, the Company's net capital ratio was 0.40 to 1, and its net capital was $236,285 compared with minimum net capital required of $100,000 (resulting in excess net capital of $136,285). Therefore, the Company was free of all such restrictions.

(7) Related Party Transactions

The Company may lend funds to the shareholders (who also serve as officers) from time to time. Such loans bear interest and have a fixed repayment schedule, generally within one year. At June 30, 2003, no loans were outstanding.

(8) Financial Instruments With Off-Balance-Sheet Credit Risk

The Company has not experienced nonperformance by customers or counterparties in the situation discussed below.

The Company executes customer securities transactions on a cash basis only. The industry requires each trade to settle within a specified time, generally three business days. The Company is exposed to risk of loss on these transactions in the event of the customer or broker's inability to meet the terms of their contracts. Accordingly, the Company may have to purchase or sell the securities at prevailing market prices.

The Company's customers are located primarily throughout the State of Pennsylvania; accordingly, they are subject to the economic environment of that geographic area. As all transactions with customers are on a cash basis, no accounting loss potential exists on settled transactions.